Amendment No. 1 to
                                                   SEC File No. 70-9309


                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM U-1

                                   DECLARATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                               300 Madison Avenue
                          Morristown, New Jersey 07962


                 JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                     METROPOLITAN EDISON COMPANY ("MET-ED")
                    PENNSYLVANIA ELECTRIC COMPANY ("PENELEC")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605
                    ----------------------------------------
                  (Names of companies filing this statement and
                    addresses of principal executive offices)

                                    GPU, INC.
--------------------------------------------------------------------------------
        (Name of top registered holding company parent of applicants)

Scott L. Guibord                              Douglas E. Davidson, Esq.
Secretary                                     Berlack, Israels & Liberman LLP
Jersey Central Power & Light Company          120 West 45th Street
Metropolitan Edison Company                   New York, New York  10036
Pennsylvania Electric Company
2800 Pottsville Pike
Reading, Pennsylvania 19605

M.A. Nalewako, Secretary
Michael J. Connolly, Esq., Assistant
  General Counsel
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

                 (Names and addresses of agents for service)


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      GPU, JCP&L, Met-Ed and Penelec hereby amend their Declaration on Form U-1, docketed in SEC File No. 70-9309, as follows:

      1. By amending Item 1 thereof to read in their entirety as follows:

      A. By Order dated March 24, 1997 (HCAR No. 35-26690), GPU was authorized to enter into letter of credit reimbursement agreements ("Reimbursement Agreements") in an aggregate amount of up to $40 million with respect to letters of credit ("L/Cs") furnished on behalf of JCP&L, GPU Nuclear, Inc. ("GPUN"), GPU Service, Inc. ("GPUS") and GPU Generation, Inc. ("Genco") to insurers providing workers compensation coverage. The L/Cs provide security for the obligations of such companies to pay the applicable deductible and certain expenses. GPU is reimbursed by each such company for its pro rata share of the L/C fees based on loss exposure. The Commission reserved jurisdiction pending completion of the record over GPU's request to enter into Reimbursement Agreements for L/Cs furnished by Met-Ed and Penelec.

      B. By Order dated April 14, 1993 (HCAR No. 35-25793), Met-Ed and Penelec were each authorized to enter into Reimbursement Agreements from time to time through December 31, 1998 in an aggregate amount of up to $20 million with respect to L/Cs furnished by them to insurance companies.

      C. The following letters of credit are currently outstanding under the 1997 and 1993 Orders:

Applicant               Face Amount              Expiration
--------                -----------              ----------

Penelec                 $2,725,000              December 31, 1998
Met-Ed                  $  706,000              December 31, 1998
GPU (NJ employees)      $9,680,000              December 31, 1998
GPU (PA employees)      $4,842,000              December 31, 1998


      D. As stated above, pursuant to the 1997 Order, GPU is authorized to obtain the L/Cs on behalf of all of the Applicants other than Met-Ed and Penelec (for which jurisdiction was reserved), and, pursuant to the 1993 Order, Met-Ed and Penelec were each authorized to obtain their own L/Cs. Applicants now believe that it would be more efficient and less burdensome to obtain two L/Cs on behalf of JCP&L, Met-Ed, Penelec, GPUN, GPUS, and Genco; namely, one for all Pennsylvania employees and one for all New Jersey employees. To accomplish this, the Applicants propose that GPUS obtain the L/Cs on behalf of itself and JCP&L, Met-Ed, Penelec, Genco and GPUN and enter into the related Reimbursement Agreements. In addition, to support GPUS' reimbursement obligations and enable the L/Cs to be issued with favorable terms and rates, GPU proposes to co-sign the Reimbursement Agreements or enter into guarantees of same.

      E. The L/Cs would be issued from time to time through December 31, 2006 with a maximum face amount with respect to all

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Pennsylvania employees of $20 million, and a maximum face amount with respect to all New Jersey employees of $20 million. Drawings under the L/Cs would bear interest at not more than the issuing bank's prime rate, plus 2%, as in effect from time to time. The term of each L/C would not exceed three years.

      F. GPUS would allocate the fees for each L/C based on loss exposure (determined generally by payroll) in the applicable state. GPUS would seek reimbursement for a draw on an L/C from the Applicant which failed to pay the applicable deductible which resulted in such draw. Upon receipt of the authorization herein requested, GPU, Met-Ed and Penelec would relinquish their authority to enter into L/C Reimbursement Agreements pursuant to the 1997 and 1993 Orders, provided that such relinquishment would not affect any currently outstanding L/C's delivered under such orders.
      G.    Rule 54 Analysis.

      (a) As described below, GPU meets all of the conditions of Rule 53, except for Rule 53(a)(1). By Order dated November 5, 1997 (HCAR No. 35-26773) (the "November 5 Order"), the Commission authorized GPU to increase to 100% of its "average consolidated retained earnings," as defined in Rule 53, the aggregate amount which it may invest in exempt wholesale generators ("EWGs") and

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


foreign utility companies ("FUCOs"). At June 30, 1998, GPU's average consolidated retained earnings was approximately $2,135 million, and aggregate investment in EWGs and FUCOs was approximately $1,279 million or 60% of average consolidated retained earnings. Accordingly, under the November 5 Order, GPU may invest up to an additional $856 million in EWGs and FUCOs.

          (i) GPU maintains books and records to identify investments in, and earnings from, each EWG and FUCO in which it directly or indirectly holds an interest.

               (A) For each United States EWG in which GPU directly or indirectly holds an interest:

                    (1)   the  books  and  records  for such EWG will be kept in
                          conformity  with  United  States  generally   accepted
                          accounting principles ("GAAP");

                    (2)   the   financial   statements   will  be   prepared  in
                          accordance with GAAP; and

                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements as the Commission may request.



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               (B)   For each  FUCO or  foreign  EWG  which is a  majority-owned subsidiary of GPU:

                    (1) the books and records for such subsidiary will be kept in accordance with GAAP;

                    (2) the financial statements for such subsidiary will be prepared in accordance with GAAP; and

                    (3) GPU directly or through its subsidiaries undertakes to provide the Commission access to such books and records and financial statements, or copies thereof in English, as the Commission may request.

               (C) For each FUCO or foreign EWG in which GPU owns 50% or less of the voting securities, GPU directly or through its subsidiaries will proceed in good faith, to the extent reasonable under the circumstances, to cause

                          (1) such entity to maintain books and records in accordance with GAAP;

                          (2) the financial statements of such entity to be prepared in accordance with GAAP; and



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                          (3) access by the Commission to such books and records
                          and  financial   statements  (or  copies  thereof)  in
                          English as the Commission may request and, in any event, will provide the Commission on request copies of such materials as are made available to GPU and its subsidiaries. If and to the extent that such entity's
                          books,   records  or  financial   statements  are  not
                          maintained in accordance with GAAP, GPU will, upon request of the Commission, describe and quantify each material variation therefrom as and to the extent required by subparagraphs (a) (2) (iii) (A) and (a)
                          (2) (iii) (B) of Rule 53.

            (ii) No more than 2% of GPU's domestic public utility subsidiary employees will render any services, directly or indirectly, to any EWG or FUCO in which GPU directly or indirectly holds an interest.

            (iii) Copies of this Declaration on Form U-1 are being provided to the New Jersey Board of Public Utilities and the Pennsylvania Public Utility Commission, the only federal, state or local regulatory agencies having jurisdiction over



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      the retail rates of GPU's electric utility  subsidiaries.(1)  In addition,
      GPU will submit to each such commission copies of any Rule 24 certificates required hereunder, as well as a copy of Item 9 of GPU's Form U5S and Exhibits H and I thereof (commencing with the Form U5S to be filed for the calendar year in which the authorization herein requested is granted).

            (iv) None of the provisions of paragraph (b) of Rule 53 render paragraph (a) of that Rule unavailable for the proposed transactions.

               (A) Neither GPU nor any subsidiary of GPU having a book value exceeding 10% of GPU's consolidated retained earnings is the subject of any pending bankruptcy or similar proceeding.

               (B) GPU's average consolidated retained earnings for the four most recent quarterly periods (approximately $2,135 million) represented an decrease of approximately $52.8 million (or approximately 2.5%) in the average consolidated

--------
(1) Penelec is also subject to retail rate regulation by the New York Public Service Commission with respect to retail service to approximately 11,300 customers in Waverly, New York served by Waverly Electric Power & Light Company, a Penelec subsidiary. Waverly Electric's revenues are immaterial, accounting for less than 1% of Penelec's total operating revenues.

                     retained   earnings  for  the  previous  four   quarterly
                     periods (approximately $2,187 million).(2)

               (C) GPU did not incur operating losses from direct or indirect investments in EWGs and FUCOs in 1997 in excess of 5% of GPU's December 31, 1997 consolidated retained earnings.

      As described above, GPU meets all the conditions of Rule 53(a), except for clause (1). With respect to clause (1), the Commission determined in the November 5 Order that GPU's financing of investments in EWGs and FUCOs in an amount greater than 50% of GPU's average consolidated retained earnings as otherwise permitted by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c).

      Moreover, even if the effect of the capitalization and earnings of subsidiary EWGs and FUCOs were considered, there is no basis for the Commission to withhold or deny approval for the transactions proposed in this Declaration (the "Transactions"). The Transactions would not, by themselves, or even considered in
--------
(2) As discussed in GPU's June 30, 1998 Quarterly Report on Form 10-Q, the decrease is attributable to an extraordinary charge of $275.1 million (after tax) as a result of the Pennsylvania Public Utility Commission's June 30, 1998 restructuring orders on Met-Ed's and Penelec's restructuring plans.

conjunction with the effect of the capitalization and earnings of GPU's subsidiary EWGs and FUCOs, have a material adverse effect on the financial integrity of the GPU system, or an adverse impact on GPU's public utility subsidiaries, their customers, or the ability of State commissions to protect such public utility customers.

      The November 5 Order was predicated, in part, upon the assessment of GPU's overall financial condition which took into account, among other factors, GPU's consolidated capitalization ratio and the recent growth trend in GPU's retained earnings. As of June 30, 1997, the most recent quarterly period for which financial statement information was evaluated in the November 5 Order, GPU's consolidated capitalization consisted of 49.2% equity and 50.8% debt. As stated in the November 5 Order, GPU's June 30, 1997 pro forma capitalization, reflecting the November 6, 1997 acquisition of PowerNet Victoria, was 39.3% equity and 61.7% debt.

      GPU's June 30, 1998 consolidated capitalization consists of 42.9% equity and 57.1% debt. Thus, since the date of the November 5 Order, there has been no material adverse change in GPU's consolidated capitalization ratio, which remains within acceptable ranges and limits as evidenced by the credit ratings of GPU's electric utility subsidiaries.(3)

      GPU's consolidated retained earnings grew on average approximately 4.5% per year from 1991 through 1997. Earnings attributable to GPU's investments in EWGs and FUCOs have contributed positively to consolidated earnings, excluding the impact of the windfall profits tax on the Midlands Electricity plc investment.(4)

      Accordingly, since the date of the November 5 Order, the capitalization and earnings attributable to GPU's investments in EWGs and FUCOs have not had any adverse impact on GPU's financial integrity.

     Reference is made to Exhibit H filed herewith which sets forth GPU's consolidated capitalization and earnings at June 30, 1998 and after giving effect to the transactions proposed herein.

--------
(3) The debt ratings of GPU's electric utility subsidiaries have not changed since the issuance of the November 5 Order. Moreover, on February 27, 1998, Standard & Poor's Corporation assigned an "A-" credit rating to the A$1,925 million senior bank debt of GPU PowerNet.

(4) As discussed in the November 5 Order, GPU incurred a loss of approximately $30.5 million (after tax) for 1997 from its investments in EWGs and FUCOs as a result of the windfall profits tax imposed on Midlands Electricity, plc. ($109.3 million).


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


As set forth in such exhibit, the proposed transactions will not have a material impact on GPU's capitalization or earnings.

      2. By amending Item 3 thereof to read in its entirety as follows:

     Section 12(b) of the Act and Rules 45 and 54 are applicable to the proposed transactions.

















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


                                    SIGNATURE

            PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                    GPU, INC.
                                    JERSEY CENTRAL POWER & LIGHT COMPANY
                                    METROPOLITAN EDISON COMPANY
                                    PENNSYLVANIA ELECTRIC COMPANY



                                       By:
                                          -------------------------------
                                          T. G. Howson
                                          Vice President and Treasurer






Date:  September 24, 1998



















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